

September 23, 2010

Dale E. Oberkfell
Chief Financial Officer
Reliance Bancshares, Inc.
10401 Clayton Road
Frontenac, Missouri 63131

     Re: **Reliance Bancshares, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 26, 2010
             File No. 00-52588

Dear Mr. Oberkfell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Item I. Business

Informal Regulatory Agreements, page 3

1. We note the disclosure regarding your memorandums of understanding (MOUs) with various regulators. To the extent that initiatives implemented to comply with the MOUs

(or other agreements) are expected to have a material impact on your results of operations, financial position, or liquidity, please revise your future filings to disclose in detail the changes you have made or intend to make to comply with this guidance. Specifically, discuss any changes to your allowance for loan loss methodology and to quantify the impact of any methodology enhancements on the amounts recorded at March 31, 2010 and June 30, 2010 and clearly disclose how you evaluated the impact of the changes on your allowance as of December 31, 2009. Otherwise, confirm in your response that you believe the initiatives will not have a material impact on your future periods and would not have had a material impact had they been applied in past periods. Tell us how you assessed their materiality for these purposes.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three-Year Period Ended December 31, 2009, page 21

2. Please revise your future filings to focus on management's analysis of known material trends, events, demands, commitments and uncertainties related to your results of operations rather than merely restating financial statement information in a narrative form. Your analysis should consist of material substantive information (both quantitative and qualitative) and present a balanced view of the underlying dynamics of the company's business. In your discussion of known material trends, events, demands, commitments and uncertainties, you should consider including an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, and the relative significance of those matters. In providing your analysis, you may find it helpful to include a discussion of key variables, such as industry specific metrics, and financial measures management utilizes in managing the business. Refer to Item 303(A)(3) of Regulation S-K and our website (http://www.sec.gov/rules/interp/33-8350.htm) for additional guidance.

Credit Risk Management, page 29

3. We note that nonperforming loans totaled approximately $72 million or 6.32% of total loans at December 31, 2009 and approximately $94 million or 8.80% of total loans at June 30, 2010; also that the allowance for loan losses amounted to $32.2 million or 2.82% of total loans and $36.2 million or 3.39% of total loans at December 31, 2009 and June 30, 2010 respectively. We also note that your nonperforming loans increased by approximately $60 million from 2008 through June 30, 2010, while your allowance increased $22 million in that same time. Please tell us and more clearly disclose in future filings the relationships between such key performance indicators (i.e. the allowance for loan losses; non-performing loans, non-performing loan coverage ratio, etc.) and the specific causal factors that triggered such growth. In your disclosure, provide an analysis of the specific and general components of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying

credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss.

4. We note your disclosure on page 31 that it is the Company's practice to consider and act upon borrowers' request for renewal of loans at maturity. Please provide in future filings (in tabular format) a summary of loans by type, amount, status at the time of renewal (i.e. accrual, non-accrual, 90 days delinquent and still accruing interest and troubled debt restructuring) and status after renewal.

5. Please tell us and revise future filings to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated impairment, clarifying for which loans types you use the present value of expected future cash flows discounted at the loan's effective interest rate, observable market price, if available, or the fair value of the collateral. Please provide your proposed disclosure in the response to this comment.

6. Please tell us and revise future filings to disclose the amount of loans and the amount of specific reserve calculated based on discounted cash flows, observable market price or fair value of collateral. For your collateral dependent loans, disclose:

    • How often and when updated third party appraisals are obtained and how this impacts the amount and timing of your loan loss provisions and charge-off's.
    • Whether and why you make any adjustments to appraisals including any made as a result of outdated appraisals.
    • The type of appraisals used to measure impairment such as "retail value" or "as is" value. If you use "retail value" please explain how you reconcile this value to the amount used to measure impairment.
    • If external appraisals are not used to determine the value of the underlying collateral or where an appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral.

Financial Statements for the Fiscal Year Ended December 31, 2009

Consolidated Statements of Operations, page F-4

7. We note you have adopted ASC 320-10 in 2009; however, your presentation within this financial statement does not appear consistent with such guidance. Please advise and revise as necessary.

8. We note you issued preferred stock to the U.S. Treasury in connection with your participation in the TARP. Please explain why you have not presented preferred dividends and net (loss)/income available to common stockholders' on the face of this

financial statement. Further, explain why your (loss)/earnings per share amounts were not impacted by the preferred dividends paid. Please advise and revise as necessary.

Notes to Consolidated Financial Statements

Note 1 - Summary of significant Accounting Policies

Investment in Debt Securities, page F-9

9. We note on page 23 that that you adopted [add ASC reference here] during 2009. Please revise your future filings to include the required assertions regarding your other than temporary impairment policy and remove the "intent and ability to hold" assertion. If true, please confirm these assertions in your response letter to address December 31, 2009 and June 30, 2010. Please provide your proposed disclosure in the response to this comment.

Loans, page F-10

10. We note your disclosure here and at various other points in the filing that discusses analyses you performed related to the allowance for credit losses in terms of determining the amount of "potential loss" and "possible loss". This disclosure would imply that you are attempting to project or forecast changes in facts and circumstances after the balance sheet date. Please explain how this supports an incurred, rather than expected, loss model. Please advise and revise as necessary. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the our web-site (http://www.sec.gov/divisions/corpfin/cfacctfinrptfrms.shtml). Please provide your proposed disclosure in the response to this comment.

Note 3 - Investment in Debt Securities, page F-17

11. We refer to your investment securities tables on pages F-17. ASC 320-10-50 provides that the disclosures required by the FSP be provided by major security type. Although section 50 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please provide us with, and revise your future filings to disclose, your major security types in greater detail as follows:

- Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in ASC 320-10-50;

- Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and
- Consider further segregating your trust preferred securities by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).

12. Please provide us with, and revise you future filings to include, the table required by paragraph ASC 320-10-50-6 & 7.

13. We note the significant unrealized losses related to your trust preferred and non-agency mortgage backed securities at December 31, 2009. Please address the following:

- Provide us with a full detailed analysis of these securities' impairment as of December 31, 2009 and June 30, 2010 that identifies all available evidence, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment; and
- Provide us, and consider disclosing in future filings, a table detailing the following information for your trust preferred securities: deal name, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Note 7 - Income Taxes, page F-22

14. We note you have no deferred tax asset valuation allowance reported for the periods presented. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence. Please provide us with an analysis, for the year ended December 31, 2009 and the subsequent interim reporting periods, detailing both the positive and negative evidence considered to overcome such significant negative evidence (e.g. cumulative losses, MOUs, etc.) in determining the extent of any valuation allowance. Refer to ASC 740-10-30-21. To the extent that you believe a full valuation allowance is not warranted, tell us and provide a clear discussion addressing the reasons why you believe that it is "more likely than not" that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to ASC 740-10-30-5.

Form 10-Q for the Quarterly period ended June 30, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three and Six Month Periods Ended June 30, 2010 and 2009, page 22

15. We note you provide non-GAAP performance measures that appear to eliminate the effects of recurring items, particularly provision for loan loss and securities write-downs. It seems that the effects of such adjustments could more readily be discussed within the context of a GAAP based MD&A. Further, it is not clear how you have provided the required disclosures of Item 10(e) of Regulation S-K. Please advise, or revise your future filings to remove all such references to the non-GAAP measures. Please provide your proposed disclosure in the response to this comment.

Notes to Consolidated Financial Statements

16. Considering the significance of your loan portfolio and the related allowance, please provide an interim summary of your loan loss experience (consistent with that of your presentation in Note 4, in your Form 10-K, page F-20), including the revisions noted in the aforementioned comments. Please provide your proposed disclosure in the response to this comment.

17. Please provide to us, and revise your future filings to include, the disclosures required by ASC 320-10-50-6 and 50-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Hugh West
                                        Accounting Branch Chief